WESTJET

07024033

May 24, 2007

SUZANNE C. CARRIÈRE
Direct Dial: (403) 539-7450
Fax: (403) 539-7453
Email: scarriere@westjet.com

**VIA MAIL**

SEC MAIL PROCESSING SECTION RECEIVED MAY 31 2007 WASH. D.C. 186

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

**Attention: Filing Desk**

Dear Sirs/Mesdames:

**Re: WestJet Airlines Ltd. Submission Pursuant to Rule 12g3-2(b) File No. 82-34992**

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of WestJet Airlines Ltd.'s (the "Company"):

1. Form 52-109F2 - Certification of Interim Filings – CFO - filed May 4, 2007;
2. Form 52-109F2 - Certification of Interim Filings – CEO - filed May 4, 2007;
3. Interim Financial Statements filed May 4, 2007; and
4. Management's Discussion and Analysis of Financial Results filed May 4, 2007.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

PROCESSED
JUN 07 2007
THOMSON FINANCIAL

Suzanne Carrière
Enclosures

82-34992

## Form 52-109F2 - Certification of Interim Filings

I, ***Vito Culmone, WestJet Airlines Ltd., Chief Financial Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ***WestJet Airlines Ltd.*** , (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

*(signed) Vito Culmone*

Vito Culmone
Chief Financial Officer

82-34992

## Form 52-109F2 - Certification of Interim Filings

I, ***Clive J. Beddoe, WestJet Airlines Ltd., Chief Executive Officer***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ***WestJet Airlines Ltd.*** , (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 3, 2007

*(signed) Clive J. Beddoe*

Clive J. Beddoe
Chief Executive Officer

82-34992

# WESTJET 2007

## First Quarter Report


WESTJET

WESTJET



# TABLE OF CONTENTS



**WESTJET IS CANADA'S LEADING LOW-FARE AIRLINE** and is based in Calgary, Alberta. As at March 31, 2007, WestJet employed 6,152 people, and carried over three million guests to its 23 Canadian destinations of Victoria, Comox, Vancouver, Abbotsford/Fraser Valley, Prince George, Kelowna, Grande Prairie, Calgary, Edmonton, Fort McMurray, Saskatoon, Regina, Winnipeg, Thunder Bay, London, Hamilton, Toronto, Ottawa, Montréal, Moncton, Charlottetown, Halifax and St. John's, its 11 American destinations of Honolulu (seasonal), Maui (seasonal), Los Angeles, Palm Springs (seasonal), Las Vegas, Phoenix (seasonal), Tampa, Orlando, Fort Myers, Fort Lauderdale and West Palm Beach, and its first international destination of Nassau, Bahamas. As at March 31, 2007, WestJet's fleet consisted of 65 Boeing 737 aircraft. WestJet is publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.

We have established a clear and defined brand across Canada that our people consistently delivered, bringing more guests onboard than ever before.

# PRESIDENT'S MESSAGE TO SHAREHOLDERS



SEAN DURFY
President

We ended 2006 with an optimistic outlook to continue our growth and profit momentum into 2007. Starting the year off strongly, we marked our fifth consecutive quarter of record net earnings of $29.9 million and record diluted earnings of 23 cents per share in the first quarter.

For the first three months of 2007, we increased capacity by adding substantially more seats into the market. We flew record-breaking load factors in January, February and March, without wavering from our commitment to our people and our guests.

Our strategy for success continues to be rooted in our low-cost model and a fundamental commitment to caring for our people and our guests. We maintain our collective efforts to deliver our strategic vision through our four pillars: people, guests, revenue and costs.

- When it comes to our people and our culture we continued recruiting the best and brightest, hiring over 400 new WestJetters in the first quarter, bringing our team to 6,152. WestJet's

relationship with its employees is strong and we appreciate their efforts to deliver our guest experience. In the first quarter, we became more competitive with our compensation approach, to ensure that we continue to invest in and foster the growth of our WestJetters.

- Consistently delivering an exceptional guest experience throughout the first quarter came down to the hard work and efforts of all of our teams. We flew when and where our guests wanted and offered affordable fares through a number of booking channels. We have established a clear and defined brand across Canada that our people consistently delivered, bringing more guests onboard than ever before. At the end of the first quarter, we had close to 35 per cent of the domestic market share. Having recently signed a travel contract with Wal-Mart Canada, we continued to make strides among business travellers.

- In the first quarter, we increased revenue 24 per cent over 2006. We expanded our fleet by adding two more Boeing Next-Generation 737-700s and signed an agreement with Singapore Aircraft Leasing Enterprise for two additional deliveries in 2009. We increased our capacity 19 per cent and announced three new destinations to our domestic schedule. The addition of Kitchener-Waterloo, Saint John and Deer Lake will increase our presence in Eastern Canada. With these flights beginning in May, we will provide easier access to our network to over one million Canadians living near these airports.

- Our focus on controlled cost management produced favourable improvements with a year-over-year first quarter reduction in unit costs of almost one per cent, including fuel. We continued to drive efficiencies with unit cost reductions in sales and marketing and general and administration expenses, while investing in future growth areas such as WestJet Vacations.

Every quarter we work diligently to deliver profitable and consistent results; more importantly we have fun doing so. On February 14th, we gave away 36 one-way trips to people with the family name Valentine, and on April 1st we encouraged guests to sing their way to savings by serenading our Sales Super agents. We invited six WestJetters to Toronto to accept our award for Most Admired Corporate Culture in Canada, which we won for the second year in a row.

We proudly launched our new community investment program, WestJet Cares for Kids, donating 3,600 flight vouchers to children's charities. With this announcement, we added the Make-A-Wish Foundation® of Canada to our growing list of charitable partners.

First quarter was a wonderful start to what is shaping up to be another great year. In the second quarter, we will increase capacity 16 per cent and begin flying into our three new destinations. We are continuously adjusting to changes and challenges in the airline industry, and were quick to adapt our schedule when a competing airline ceased operations. Although the second quarter is traditionally considered a shoulder period in the airline industry, our strategy of reallocating capacity into sun destinations to meet the seasonal demands of our guests, enables us to continue our enviable momentum.

Each quarter we are getting better at what we do. This is in no small part because of our people. I don't think we can ever say it too much: our people are what make us different and what makes our continued success possible. On behalf of the Executive team, I would like to thank our 6,152 WestJetters.

**SEAN DURFY**
President
WestJet Airlines
April 30, 2007



Every quarter we work diligently to deliver profitable and consistent results; more importantly we have fun doing so.



**COLLEEN COLLINGWOOD**
Accounts Payable Coordinator

**KAREN ENG**
Manager, Corporate Accounting

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

**FORWARD-LOOKING INFORMATION** Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com. To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including available seat mile (ASM), cost per available seat mile (CASM) defined as operating expenses divided by available seat miles, revenue per available seat mile (RASM) defined as total revenue divided by available seat miles, revenue per revenue passenger mile (yield) defined as total revenue divided by revenue passenger miles, operating revenues defined as the total of guest revenues, charter and other revenues and interest income, operating margin defined as earnings from operations divided by total revenues, and load factor defined as revenue passenger miles divided by available seat miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

## Quarterly Unaudited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31, 2007 | Dec. 31, 2006 | Sept. 30, 2006 | Jun. 30, 2006 |
| Total revenues | $ 479 | $ 459 | $ 502 | $ 424 |
| Net earnings | $ 30 | $ 27 | $ 53 | $ 22 |
| Basic earnings per share | $ 0.23 | $ 0.21 | $ 0.41 | $ 0.17 |
| Diluted earnings per share | $ 0.23 | $ 0.21 | $ 0.41 | $ 0.17 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31, 2006 | Dec. 31, 2005 | Sept. 30, 2005 | June 30, 2005 |
| Total revenues | $ 387 | $ 368 | $ 406 | $ 325 |
| Net earnings | $ 13 | $ 1 | $ 30 | $ 2 |
| Basic earnings per share | $ 0.10 | $ 0.01 | $ 0.24 | $ 0.02 |
| Diluted earnings per share | $ 0.10 | $ 0.01 | $ 0.23 | $ 0.02 |

## HIGHLIGHTS

We are pleased to report record first quarter net earnings of $29.9 million. This is a significant increase over 2006's first quarter net earnings of $12.9 million and represents an all-time high for the January to March period. The growth in our 2007 first quarter net earnings was driven by additional capacity, improved yield and record load factors, which in combination represents revenue per available seat mile (RASM) and continued cost control.

Revenue this quarter grew by 24% over the previous year's first quarter to $479.2 million. Operating margin in the first quarter of 2007 increased to 11.1%, compared to 6.8% in the same prior-year period.

With our significant capacity increase, we are pleased with our RASM increase of 4.2% to 13.9 cents from 13.3 cents in the same period in 2006. Our continued focus on sustainable cost management has produced favourable improvements as evidenced by a slight reduction in year-over-year first quarter unit costs of almost one per cent, including fuel, and has remained relatively flat at 9.1 cents, excluding fuel.

We began 2007 with a fleet of 63 Boeing Next-Generation aircraft with an average age of only 2.5 years. During the quarter, we received two new 737-700 aircraft under operating leases, ending the period with 65 aircraft. Our investment in new aircraft has allowed us to develop new routes, increase frequency on existing routes, provide an overall increase in passenger capacity, as well as improve the comfort of our guests onboard our flights. Our young fleet provides us with lower operating costs through increased fuel efficiencies.

# OPERATIONAL PERFORMANCE

| | Three Months Ended | | | % increase (decrease) | % increase (decrease) |
|---|---|---|---|---|---|
| | Mar. 31 2007 | Mar. 31 2006 | Dec. 31 2006 | over Mar. 31 2006 | over Dec. 31 2006 |
| Available seat miles | 3,449,047,814 | 2,897,107,881 | 3,314,759,901 | 19.1% | 4.1% |
| Revenue passenger miles | 2,797,170,289 | 2,300,447,475 | 2,503,375,293 | 21.6% | 11.7% |
| Load factor | 81.1% | 79.4% | 75.5% | 2.1% | 7.4% |
| Revenue per passenger mile (cents) | 17.1 | 16.8 | 18.3 | 1.9% | (6.4%) |
| Revenue per available seat mile (cents) | 13.9 | 13.3 | 13.8 | 4.2% | 0.5% |
| Cost per passenger mile (cents) | 15.2 | 15.7 | 16.5 | (2.9%) | (7.9%) |
| Cost per available seat mile (cents) | 12.3 | 12.4 | 12.5 | (0.8%) | (1.2%) |
| Fuel consumption (litres) | 172,158,303 | 142,291,618 | 165,605,465 | 21.0% | 4.0% |
| Fuel cost/litre (cents) | 64.0 | 67.1 | 64.2 | (4.6%) | (0.3%) |
| Segment guests | 3,040,589 | 2,621,192 | 2,889,435 | 16.0% | 5.2% |
| Average stage length | 858 | 831 | 827 | 3.2% | 3.7% |
| Number of full-time equivalent employees at quarter end | 5,134 | 4,376 | 4,974 | 17.3% | 3.2% |
| Fleet size at quarter end | 65 | 55 | 63 | 18.2% | 3.2% |
| Aircraft available for use | 65 | 55 | 63 | 18.2% | 3.2% |

Our capacity, measured in available seat miles, in the first quarter of 2007 increased by 19.1% over the first quarter of 2006. That added capacity was more than absorbed by the travelling public as demonstrated by an increase in our first quarter load factor from 79.4% in 2006 to 81.1% in 2007, which is our highest ever first quarter load factor. We continued to deliver a quality product at an affordable price, including added frequency, an improved schedule, the expanded choice of destinations and operational quality in terms of on-time performance.

We continued to successfully match capacity with demand in a particular season. Our highest level of domestic traffic occurs over the summer months. In the first quarter of 2007, when the harsh Canadian winter dampens domestic travel, we allocated 36% of our total first quarter capacity to our transborder, international and charter destinations, versus 22% allocated in the fourth quarter of 2006.

In comparison to the first quarter of 2006, we allocated an additional 7% of our available seat miles to our transborder, international and charter destinations. On an available seat mile basis, we grew our charter, transborder and international capacity by 44.7% during the first three months of 2007 compared to the same period in 2006. Our average stage length in the first quarter of 2007 grew to 858 miles as a result of the increase in flights to longer-haul transborder and international destinations.

The increase in load factor for this quarter, in combination with yield growth, demonstrates the success of our strategy of shifting capacity between our domestic and transborder operations during the appropriate periods. Since implementing this strategy, the impact on our financial results of changing seasonal demand for air travel has somewhat been alleviated when compared to our historical operating results.

## Charter and Scheduled Transborder ASMs as Percentage of Total ASMs



40%
35%
30%
25%
20%
15%
10%
5%
0%
Transborder
Charter
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06
Jan. 07
Feb. 07
Mar. 07
Apr. 07
May 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Oct. 07
Forecast


## Quarterly RASM (CENTS PER ASM)



16
15
14
13
12
11
10
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007

## REVENUES

| Revenue per available seat mile (cents) | Three Months Ended Mar. 31 2007 | Mar. 31 2006 | Dec. 31 2006 | % change over Mar. 31 2006 | % change over Dec. 31 2006 |
|---|---|---|---|---|---|
| Guest revenues | 11.33 | 10.90 | 12.37 | 3.9% | (8.4%) |
| Charter and other | 2.44 | 2.36 | 1.33 | 3.4% | 83.5% |
| Interest income | 0.13 | 0.08 | 0.13 | 62.5% | — |
| | 13.90 | 13.34 | 13.83 | 4.2% | 0.5% |

Our disciplined approach to revenue management and economic strength were key contributors to our strong revenue performance this quarter. Total revenues, which include guest revenues, charter and other revenues and interest income, increased to $479.2 million in first quarter 2007, a 23.9% increase from $386.7 million in the same period in 2006. Our first quarter RASM grew 4.2% to 13.9 cents from 13.3 cents in the same period in 2006.

Guest revenues derived from our scheduled flight operations comprise 82% of our total revenues. Guest revenues in the first quarter of 2007 increased 23.7% to $390.7 million versus $315.8 million for the same period last year. The increase in guest revenue can be attributed to a 19% increase in capacity, stronger load factors and higher fares. RASM related to our scheduled services increased by 3.9% in the same comparative periods. Our strong revenue environment, driven by increased demand for air travel, has allowed us to implement rational increases to our fares during the quarter. During the current quarter, our average fare was $141 compared to $132 in the same prior-year quarter.

Our strategy to leverage our transborder destinations during periods of slower domestic travel has significantly contributed to our success this quarter. Compared to the same period one year ago, we have generated an increase in our total transborder revenues as a result of increased capacity, combined with modest fare increases on these routes. In addition, these routes represent a greater proportion of our total operations in the first quarter of 2007, compared to the same period in 2006, which has allowed us to earn fares that are comparably higher than fares charged on our domestic flights.

## COSTS

| Cost per available seat mile (cents) | Three Months Ended Mar. 31 2007 | Mar. 31 2006 | Dec. 31 2006 | % change over Mar. 31 2006 | % change over Dec. 31 2006 |
|---|---|---|---|---|---|
| Aircraft fuel | 3.20 | 3.30 | 3.21 | (3.0%) | (0.3%) |
| Airport operations | 2.21 | 2.15 | 2.07 | 2.8% | 6.8% |
| Flight operations and navigational charges | 1.82 | 1.69 | 1.88 | 7.7% | (3.2%) |
| Sales and marketing | 1.12 | 1.19 | 1.30 | (5.9%) | (13.8%) |
| Depreciation and amortization | 0.90 | 0.83 | 0.91 | 8.4% | (1.1%) |
| General and administration | 0.66 | 0.69 | 0.68 | (4.3%) | (2.9%) |
| Inflight | 0.56 | 0.50 | 0.56 | 12.0% | — |
| Aircraft leasing | 0.54 | 0.64 | 0.53 | (15.6%) | 1.9% |
| Interest expense | 0.54 | 0.53 | 0.58 | 1.9% | (6.9%) |
| Maintenance | 0.53 | 0.66 | 0.51 | (19.7%) | 3.9% |
| Guest services | 0.26 | 0.26 | 0.26 | — | — |
| | 12.34 | 12.44 | 12.49 | (0.8%) | (1.2%) |
| CASM, excluding fuel | 9.14 | 9.14 | 9.28 | — | (1.5%) |

The fundamentals of our business have remained strong. The success of our core strategies is evidenced this quarter by our ability to grow our network by 19% on an available seat mile basis, while at the same time, continuing to manage our costs.

Overall, our CASM, including fuel, has improved slightly by 0.8% in the first quarter of 2007 compared to the same quarter in 2006. Stage length adjusted, our first quarter CASM, including fuel, would have decreased by 1.9% over the same quarter in 2007 to 12.2 cents, and to 9.0 cents excluding fuel.

Generally, the efficiencies we realized throughout our operations, attributed to economies of scale from increased capacity and longer stage length, were slightly offset by higher airport rates and fees from our increased transborder flights. Increases in these rates and fees, and increased costs from higher compensation paid to our pilots under our new pilot agreement approved in 2006, also contributed to increases in our costs this quarter, as will be further discussed.

## FUEL

Although the cost of jet fuel remained at elevated levels, we experienced slightly lower jet fuel prices during the quarter than we realized in recent years. During this quarter, our fuel cost per ASM decreased by 3.0% over the same period in 2006. This was driven primarily by a 4.6% decrease in the price of jet fuel per litre. The benefit we realized from the decrease in fuel prices was slightly offset by the increase in fuel burn from higher load factors.

To mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. In the first quarter of 2006, we recognized a net loss of $2.2 million in aircraft fuel resulting from hedging transactions. As at March 31, 2007, we had no outstanding hedge contracts.

## AIRPORT OPERATIONS

Airport operations CASM increased by 2.8% during the first three months of 2007 to 2.21 cents from 2.15 cents in the comparative prior-year period. Our airport costs are primarily driven by the destinations we operate to during that particular period, the size of the aircraft we operate and rates and fee increases determined by airport authorities.

Aligned with our seasonal capacity deployment strategy, we operated 46.8% more flights to transborder destinations in the first quarter of 2007 compared to the first quarter of 2006. While we have benefited from the success of our sunny transborder destinations, these routes incur higher airport costs in relation to our domestic airport operations as a result of higher rates and fees charged in Canada related to transborder operations. This has resulted in an increase in our unit costs in this area of operations.

Our Canadian operations are susceptible to bad weather conditions in the winter, causing increased costs associated with de-icing aircraft, cancelled flights and accommodating displaced guests. During the first quarter of 2007, we incurred higher costs associated with these activities due to the harsher winter we experienced thus far in the year compared to the previous year.

## FLIGHT OPERATIONS AND NAVIGATIONAL CHARGES

Flight operations and navigational charges, per ASM, increased by 7.7% during the first quarter of 2007 compared to the same period in the prior year. Flight operations expense includes pilot salaries, benefits and stock-based compensation expense. Under the pilot agreement approved in 2006, pilots can opt to receive various levels of cash in lieu of options as part of their compensation arrangement.



**LINDA PETERS** Sales Super Agent | **CHRISTINE BUDD** Sales Super Agent

The fundamentals of our business have remained strong. The success of our core strategies is evidenced this quarter by our ability to grow our network by 19% on an available seat mile basis, while at the same time, continuing to manage our costs.



**CHRIS QUINN**
Simulator Technician

Our financial strength continued to be reflected in our strong balance sheet and operating cash flow at the end of this quarter.

During the first year of this new agreement, we incurred both a cash expense, for the portion elected in cash under the terms of the new agreement, and stock-based compensation expense related to the options that were granted to all pilots in May of 2006 under the terms of the old pilot agreement. Consequently, in addition to stock-based compensation expense during the quarter, we paid cash compensation of $3.7 million to pilots who elected to take a certain level of cash in lieu of options as part of their compensation. Starting in May 2007, we expect to see a decline in stock-based compensation expense from prior years related to our pilots who elected to receive more cash rather than options in May 2007, as we will not be incurring the additional stock-based compensation expense related to those pilots.

Offsetting the increase in pilot compensation expense in the quarter, our air navigational charges per available seat mile declined compared to the first quarter in 2006. This decrease was driven by the 1.8% decrease in rates charged by NAV Canada and the decrease in the billable distance to which navigational fees apply due to our increased trans-border operations.

## DEPRECIATION AND AMORTIZATION

Depreciation and amortization unit costs increased during the quarter by 8.4% compared to the same quarter last year. As a result of one-time adjustments recorded in the first quarter of 2006 related to the purchase and sale of three leased 737-200 aircraft, our quarterly CASM last year was reduced. The disposition of these aircraft marked our final transition to a renewed all Next-Generation fleet.

## AIRCRAFT LEASING

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet. With the addition of these aircraft, we now lease a total

of 20 Next-Generation aircraft, representing 31% of our total fleet, and are scheduled to add one more leased aircraft to our fleet in November 2007.

Aircraft leasing costs per ASM decreased by 15.6% primarily as a result of the dilution of these costs over a greater number of seat miles from the growth in our operating capacity.

## MAINTENANCE

Maintenance CASM during the first quarter of 2007 decreased 19.7% compared to the same quarter in 2006. In the first quarter of 2006, we incurred incremental maintenance costs associated with the purchase and sale of three leased 737-200 aircraft.

Because the average age of our fleet is 2.7 years, all of our aircraft require less maintenance now than they will in the future. As our fleet ages, our maintenance costs will increase on a per seat mile basis and as a percentage of our total operating costs.

## RESERVATION SYSTEM

In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. As at March 31, 2007, we had $31.8 million capitalized, related solely to the aiRES project. If WestJet and the service provider cannot come to an agreement by July 31, 2007, there is the potential for a one-time write-off of this amount.

On December 22, 2006, we entered into a support agreement with the provider of our current reservation system, effective through December 2008. This support agreement will provide us with a supported, upgraded version of our current Open Skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend our aiRES contract with the service provider.

While we are committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods.

## FINANCIAL POSITION

Our financial strength continued to be reflected in our strong balance sheet and operating cash flow at the end of this quarter. At March 31, 2007, our total cash and cash equivalents grew to $469.0 million and we achieved a working capital ratio of 1 to 1.

Traditionally, we have financed our aircraft through either secured debt or lease financing. Our debt-to-equity ratio, which includes $491.8 million of off-balance-sheet financing related to the present value of our remaining operating lease obligations, was 2.4 to 1 at the end of the quarter, compared to 2.5 to 1 at the end of the same quarter one year ago. Our debt-to-equity ratio at the end of the first quarter of 2007 was impacted by an adjustment to our opening retained earnings during the period as a result of the adoption of a new CICA Handbook section. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously included in other assets.

### Operating cash flow

We have been able to generate sufficient funds from operations necessary to meet our working capital requirements. Operating cash flow for the first quarter of 2007 rose to $144.3 million,

compared to $83.3 million in the same period in 2006, primarily as a result of higher earnings that were driven by a strong operating environment and the growth of our business.

### Financing cash flow

During the quarter, we incurred a cash outflow of $51.9 million compared to a $104.5 million cash inflow in the same 2006 period. In the first quarter of 2007, we repaid $43.1 million of long-term debt primarily related to our aircraft. In the previous year's first quarter, we received $138.9 million to finance the purchase of three 737-600s and one 737-700 aircraft, and repaid $28.5 million of long-term debt at the same time.

Since year-end 2006, we also paid cash of $8.6 million for deposits on future leased aircraft. During the quarter, we accepted two aircraft under operating leases and finalized leasing terms for two additional Boeing Next-Generation 737 aircraft to be delivered in 2009. At March 31, 2007, we had commitments to take delivery of an additional 20 Next-Generation aircraft through the remainder of 2007 to 2009. In the remainder of 2007, we will receive four 737-700s and one 737-800. In 2008, we will receive five 737-700s and one 737-800. In 2009, we will take delivery of seven 737-700s and two 737-800s.

In addition to lease financing, we also capitalize on opportunities to acquire aircraft under favourable debt arrangements supported by Ex-Im Bank guarantees. We are currently in the process of converting our Preliminary Commitment to a Final Commitment with Ex-Im Bank to cover an additional seven aircraft to be delivered between 2007 and 2008.

### Investing cash flow

In the first quarter of 2007, we paid an additional $10.4 million towards future owned aircraft deliveries. At the end of the quarter, we had $46.7 million on deposit with Boeing, for use towards future owned aircraft deliveries. During the quarter, we also received proceeds of $13.7 million on the sale of two engines early in the year that were considered to be in excess of our requirements.

As at April 26, 2007, we had 129,853,483 shares outstanding, comprised of 125,353,856 common voting shares and 4,499,627 variable voting shares, and 13,333,401 stock options outstanding.

## ACCOUNTING POLICIES

On January 1, 2007, we adopted the new Canadian accounting standards for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on financial instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification as follows: held-for-trading financial assets are measured at fair value, and changes in fair value are recognized in net

earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, we designated our cash and cash equivalents, including US dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, we have selected a policy of immediately expensing transaction costs incurred, related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior-period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of March 31, 2007, we did not have any outstanding derivative instruments.

Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

## OUTLOOK

Based on our financial strength, competitive position and the current economic environment, our current 2007 outlook is favourable. The second quarter marks a period of seasonal capacity shifting as we transition our fleet from our winter charter and sun destinations back to our Canadian domestic operations in anticipation of the busy summer period. We are shifting 17% of our capacity to domestic operations in the second quarter of 2007 as compared to the first quarter of 2007. With planned capacity growth of 14% domestically and 16% overall in the second quarter of 2007 versus the second quarter of 2006, we expect some pressure to be placed on our yield in our second quarter comparable to what we experienced during the same time last year.

April 30, 2007

# CONSOLIDATED BALANCE SHEETS

**WestJet Airlines Ltd.**

March 31, 2007, December 31, 2006 and March 31, 2006 (Unaudited)
(Stated in Thousands of Dollars)

| | March 31 2007 | December 31 2006 | March 31 2006 |
|---|---|---|---|
| Assets | | | |
| Current assets: | | | |
| Cash and cash equivalents (note 2) | $ 469,044 | $ 377,517 | $ 288,100 |
| Accounts receivable | 15,952 | 12,645 | 16,970 |
| Income taxes recoverable | 3,011 | 13,820 | 13,559 |
| Assets held for sale (note 3) | — | 13,157 | — |
| Prepaid expenses and deposits | 31,731 | 30,727 | 33,849 |
| Inventory | 9,501 | 8,200 | 7,189 |
| | 529,239 | 456,066 | 359,667 |
| Property and equipment (note 3) | 2,142,317 | 2,158,746 | 1,938,822 |
| Other assets (note 1) | 54,248 | 111,715 | 94,247 |
| | $ 2,725,804 | $ 2,726,527 | $ 2,392,736 |
| Liabilities and shareholders' equity | | | |
| Current liabilities: | | | |
| Accounts payable and accrued liabilities | $ 142,085 | $ 121,157 | $ 115,972 |
| Advance ticket sales | 183,665 | 148,743 | 154,222 |
| Non-refundable guest credits | 41,702 | 40,508 | 33,764 |
| Current portion of long-term debt (note 4) | 148,228 | 153,720 | 125,325 |
| Current portion of obligations under capital lease (note 5(b)) | 360 | 356 | 342 |
| | 516,040 | 464,484 | 429,625 |
| Long-term debt (note 4) | 1,253,570 | 1,291,136 | 1,143,870 |
| Obligations under capital lease (note 5(b)) | 1,391 | 1,483 | 1,751 |
| Other liabilities | 14,020 | 14,114 | 16,765 |
| Future income tax | 149,009 | 149,283 | 113,029 |
| | 1,934,030 | 1,920,500 | 1,705,040 |
| Shareholders' equity: | | | |
| Share capital (note 6(a)) | 435,016 | 431,248 | 429,718 |
| Contributed surplus | 60,462 | 58,656 | 43,671 |
| Accumulated other comprehensive income | (13,070) | — | — |
| Retained earnings | 309,366 | 316,123 | 214,307 |
| | 791,774 | 806,027 | 687,696 |
| Commitments and contingencies (note 5) | | | |
| | $ 2,725,804 | $ 2,726,527 | $ 2,392,736 |

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

## WestJet Airlines Ltd.

March 31, 2007, December 31, 2006 and March 31, 2006 (Unaudited)
(Stated in Thousands of Dollars)

| For the Three Months Ended March 31, 2007 | Share capital | Contributed surplus | Accumulated other comprehensive income | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at January 1, 2007 | $ 431,248 | $ 58,656 | $ — | $ 316,123 | $ 806,027 |
| Change in accounting policies (note 1) | — | — | (13,420) | (36,612) | (50,032) |
| Balance at January 1, 2007, restated | 431,248 | 58,656 | (13,420) | 279,511 | 755,995 |
| Comprehensive income: | | | | | |
| Net earnings | — | — | — | 29,855 | 29,855 |
| Amortization of hedge settlements | — | — | 350 | — | 350 |
| Total comprehensive income | | | | | 30,205 |
| Issuance of shares pursuant to stock option plans (note 6(a)) | 124 | — | — | — | 124 |
| Stock-based compensation expense (note 6(d)) | — | 5,450 | — | — | 5,450 |
| Stock-based compensation on stock options exercised (note 6(a)) | 3,644 | (3,644) | — | — | — |
| Balance at March 31, 2007 | $ 435,016 | $ 60,462 | $ (13,070) | $ 309,366 | $ 791,774 |
| For the twelve months ended December 31, 2006 | | | | | |
| Balance at December 31, 2005 | $ 429,613 | $ 39,093 | $ — | $ 201,447 | $ 670,153 |
| Net earnings | — | — | — | 114,676 | 114,676 |
| Stock-based compensation expense (note 6(d)) | — | 21,205 | — | — | 21,205 |
| Stock-based compensation on stock options exercised (note 6(a)) | 1,642 | (1,642) | — | — | — |
| Share issuance costs (note 6(a)) | (10) | — | — | — | (10) |
| Tax benefit of issue costs (note 6(a)) | 3 | — | — | — | 3 |
| Balance at December 31, 2006 | $ 431,248 | $ 58,656 | $ — | $ 316,123 | $ 806,027 |
| For the three months ended March 31, 2006 | | | | | |
| Balance at December 31, 2005 | $ 429,613 | $ 39,093 | $ — | $ 201,447 | $ 670,153 |
| Net earnings | — | — | — | 12,860 | 12,860 |
| Stock-based compensation expense (note 6(d)) | — | 4,683 | — | — | 4,683 |
| Stock-based compensation on stock options exercised (note 6(a)) | 105 | (105) | — | — | — |
| Balance at March 31, 2006 | $ 429,718 | $ 43,671 | $ — | $ 214,307 | $ 687,696 |

# CONSOLIDATED STATEMENTS OF EARNINGS

## WestJet Airlines Ltd.

For the periods ended March 31, 2007 and 2006 (Unaudited)
(Stated in Thousands of Dollars, Except Per Share Amounts)

| Three Months Ended March 31 | 2007 | 2006 |
|---|---|---|
| Revenues: | | |
| Guest revenues | $ 390,732 | $ 315,779 |
| Charter and other | 84,077 | 68,591 |
| Interest income | 4,399 | 2,363 |
| | 479,208 | 386,733 |
| Expenses: | | |
| Aircraft fuel | 110,211 | 95,502 |
| Airport operations | 76,112 | 62,272 |
| Flight operations and navigational charges | 62,791 | 48,846 |
| Sales and marketing | 38,767 | 34,403 |
| Depreciation and amortization | 31,022 | 24,051 |
| General and administration | 22,859 | 20,067 |
| Inflight | 19,485 | 14,444 |
| Interest expense | 18,772 | 15,556 |
| Aircraft leasing | 18,475 | 18,493 |
| Maintenance | 18,414 | 19,310 |
| Guest services | 8,935 | 7,512 |
| | 425,843 | 360,456 |
| Earnings from operations | 53,365 | 26,277 |
| Non-operating income (expense): | | |
| Gain (loss) on foreign exchange | (322) | 266 |
| Gain on disposal of property and equipment | 503 | 834 |
| | 181 | 1,100 |
| Employee profit share (note 7) | (6,654) | (2,847) |
| Earnings before income taxes | 46,892 | 24,530 |
| Income tax expense: | | |
| Current | (989) | (1,292) |
| Future | (16,048) | (10,378) |
| | (17,037) | (11,670) |
| Net earnings | $ 29,855 | $ 12,860 |
| Earnings per share: (note 6(c)) | | |
| Basic | $ 0.23 | $ 0.10 |
| Diluted | $ 0.23 | $ 0.10 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

## WestJet Airlines Ltd.

For the periods ended March 31, 2007 and 2006 (Unaudited)
(Stated in Thousands of Dollars)

| Three Months Ended March 31 | 2007 | 2006 |
|---|---|---|
| Cash provided by (used in): | | |
| Operating activities: | | |
| Net earnings | $ 29,855 | $ 12,860 |
| Items not involving cash: | | |
| Depreciation and amortization | 31,022 | 24,051 |
| Amortization and other liabilities | (217) | (217) |
| Amortization of hedge settlements | 350 | 348 |
| Gain on disposal of property and equipment | (503) | (834) |
| Loss on disposal of aircraft parts | 83 | 47 |
| Stock-based compensation expense | 5,450 | 4,683 |
| Future income tax expense | 16,048 | 10,378 |
| Decrease in non-cash working capital | 62,241 | 32,011 |
| | 144,329 | 83,327 |
| Financing activities: | | |
| Repayment of long-term debt (note 4) | (43,058) | (28,520) |
| Increase in long-term debt (note 4) | — | 138,881 |
| Decrease in obligations under capital lease (note 5(b)) | (88) | (226) |
| Increase in other assets | (8,887) | (5,648) |
| Issuance of shares (note 6(a)) | 124 | — |
| | (51,909) | 104,487 |
| Investing activities: | | |
| Aircraft additions | (12,228) | (159,733) |
| Aircraft disposals | — | 3,720 |
| Other property and equipment additions | (2,425) | (4,776) |
| Other property and equipment disposals | 13,760 | 1,435 |
| | (893) | (159,354) |
| Net change in cash | 91,527 | 28,460 |
| Cash, beginning of period | 377,517 | 259,640 |
| Cash, end of period | $ 469,044 | $ 288,100 |

Cash is defined as cash and cash equivalents.

Cash interest paid during the three months ended March 31, 2007 was $19,336,000 (2006 - $14,778,000).

Net cash taxes received during the three months ended March 31, 2007 were $9,820,000 (2006 – net cash taxes paid $942,000).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## WestJet Airlines Ltd.

For the periods ended March 31, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as disclosed below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. **Change in accounting policies:**

   On January 1, 2007, the Corporation adopted the new Canadian accounting standards for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

   Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

   The new standard on financial instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

1. **Change in accounting policies (continued):**

Under adoption of these new standards, the Corporation designated its cash and cash equivalents, including US dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, the Corporation has selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, the Corporation retrospectively adopted this change in accounting policy without the restatement of prior-period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of March 31, 2007, the Corporation did not have any outstanding derivative instruments.

Effective January 1, 2007, the Corporation transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. The Corporation will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure required for financial instruments has been approved by the Canadian Institute of Chartered Accountants and will be required disclosure for the Corporation beginning January 1, 2008.

## WestJet Airlines Ltd.

For the periods ended March 31, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

2. **Financial instruments:**

As at March 31, 2007, the Corporation had US dollar cash and cash equivalents totalling US $35,146,000 (December 31, 2006 – US $32,019,000, March 31, 2006 – US $41,795,000).

As at March 31, 2007, cash and cash equivalents include US $358,000 (December 31, 2006 – US $5,279,000, March 31, 2006 – US $7,341,000) and CAD $1,815,000 (December 31, 2006 – CAD $1,858,000, March 31, 2006 – $NIL) of restricted cash. US $189,000 (December 31, 2006 – US $186,000, March 31, 2006 – US $110,000) is cash not yet remitted for passenger facility charges.

3. **Property and equipment:**

| March 31, 2007 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Aircraft | $ 2,088,208 | $ 210,543 | $ 1,877,665 |
| Ground property and equipment | 154,448 | 69,931 | 84,517 |
| Spare engines and parts | 71,530 | 10,984 | 60,546 |
| Buildings | 40,028 | 5,075 | 34,953 |
| Leasehold improvements | 6,927 | 4,723 | 2,204 |
| Assets under capital lease | 2,481 | 818 | 1,663 |
| | 2,363,622 | 302,074 | 2,061,548 |
| Deposits on aircraft | 48,164 | — | 48,164 |
| Assets under development | 32,605 | — | 32,605 |
| | $ 2,444,391 | $ 302,074 | $ 2,142,317 |

| December 31, 2006 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Aircraft | $ 2,086,301 | $ 185,526 | $ 1,900,775 |
| Ground property and equipment | 153,896 | 65,854 | 88,042 |
| Spare engines and parts | 70,459 | 10,145 | 60,314 |
| Buildings | 40,028 | 4,825 | 35,203 |
| Leasehold improvements | 6,914 | 4,579 | 2,335 |
| Assets under capital lease | 2,481 | 694 | 1,787 |
| | 2,360,079 | 271,623 | 2,088,456 |
| Deposits on aircraft | 38,011 | — | 38,011 |
| Assets under development | 32,279 | — | 32,279 |
| | $ 2,430,369 | $ 271,623 | $ 2,158,746 |

3. **Property and equipment (continued):**

| March 31, 2006 | Cost | Accumulated depreciation | Net book value |
|---|---|---|---|
| Aircraft | $ 1,779,561 | $ 122,079 | $ 1,657,482 |
| Ground property and equipment | 131,920 | 52,277 | 79,643 |
| Spare engines and parts | 68,661 | 8,857 | 59,804 |
| Buildings | 39,501 | 4,071 | 35,430 |
| Leasehold improvements | 6,420 | 4,126 | 2,294 |
| Assets under capital lease | 2,481 | 315 | 2,166 |
| | 2,028,544 | 191,725 | 1,836,819 |
| Deposits on aircraft | 66,256 | — | 66,256 |
| Assets under development | 35,747 | — | 35,747 |
| | $ 2,130,547 | $ 191,725 | $ 1,938,822 |

On January 10, 2007, the Corporation announced the suspension of the aiRES project while an amendment to the existing contract is negotiated. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. While the Corporation is committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods. As at March 31, 2007, $31,841,000 (December 31, 2006 - $31,869,000, March 31, 2006 - $19,348,000) is included in assets under development for costs related to the aiRES project.

During the three months ended March 31, 2007, property and equipment was acquired at an aggregate cost of $NIL (December 31, 2006 – $192,000, March 31, 2006 – $172,000) by means of capital leases.

In 2006, the Corporation entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts had been taken out of revenue-generating service and were included at their net book value in current assets, as assets held for sale. These transactions were completed in early 2007.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

4. **Long-term debt:**

| | Mar. 31, 2007 | Dec. 31, 2006 | Mar. 31, 2006 |
|---|---|---|---|
| $1,709,467,000 in 45 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $674,000 to $955,000, plus fixed interest at a weighted average rate of 5.31%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 32 700-series aircraft and 13 600-series aircraft. | $ 1,357,825 | $ 1,393,439 | $ 1,223,284 |
| $35,000,000 in three individual term loans, repayable in monthly instalments ranging from $104,000 to $166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% as at March 31, 2007, maturing between 2008 and 2011, secured by three Next-Generation flight simulators. | 25,514 | 26,223 | 19,091 |
| $10,341,000 in 15 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000, plus floating interest at the Canadian LIBOR rate plus 0.08% with a weighted average effective interest rate of 4.36% as at March 31, 2007, maturing between 2007 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft. | 5,168 | 11,699 | 12,761 |
| $12,000,000 term loan repayable in monthly instalments of $108,000 including interest at 9.03% maturing April 2011, secured by the Calgary hangar facility. | 10,331 | 10,426 | 10,679 |

4. Long-term debt (continued):

| | Mar. 31, 2007 | Dec. 31, 2006 | Mar. 31, 2006 |
|---|---|---|---|
| $4,550,000 term loan repayable in monthly instalments of $50,000 including floating interest at the bank's prime rate plus 0.50%, with an effective interest rate of 6.50% as at March 31, 2007, maturing April 2013, secured by the Calgary hangar facility. | 2,960 | 3,069 | 3,380 |
| | 1,401,798 | 1,444,856 | 1,269,195 |
| Less current portion | 148,228 | 153,720 | 125,325 |
| | $ 1,253,570 | $ 1,291,136 | $ 1,143,870 |

Future scheduled repayments of long-term debt are as follows:

| | |
|---|---|
| 2007 | $ 111,174 |
| 2008 | 161,239 |
| 2009 | 145,407 |
| 2010 | 144,737 |
| 2011 | 157,465 |
| 2012 and thereafter | 681,776 |
| | $ 1,401,798 |

The Corporation has a preliminary commitment from Ex-Im Bank for seven aircraft to be delivered between July 2007 and July 2008. An application to convert the preliminary commitment to a final commitment has been submitted for these seven aircraft at a total value of US $246 million.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of each aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

### 5. Commitments and contingencies:

a) Aircraft:

The Corporation has committed to purchase six 737-700s and one 737-800 Next-Generation aircraft to be delivered over the course of 2007 and 2008.

The remaining estimated amounts, to be paid in deposits and purchase prices in US dollars, relating to the purchases of the remaining aircraft and live satellite television systems are as follows:

| | |
|---|---|
| 2007 | $ 149,300 |
| 2008 | 103,002 |
| 2009 | 7,070 |
| | $ 259,372 |

b) Leasehold commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licences, satellite programming, and capital leases relating to ground handling equipment. The obligations are as follows:

| | Capital leases | Operating leases |
|---|---|---|
| 2007 | $ 333 | $ 79,035 |
| 2008 | 444 | 119,791 |
| 2009 | 444 | 140,360 |
| 2010 | 698 | 153,260 |
| 2011 | 37 | 150,499 |
| 2012 and thereafter | — | 670,397 |
| Total lease payments | 1,956 | $ 1,313,342 |
| Less weighted average imputed interest at 5.29% | (205) | |
| Net minimum lease payments | 1,751 | |
| Less current portion of obligations under capital lease | (360) | |
| Obligations under capital lease | $ 1,391 | |

The Corporation has committed to lease an additional 10 737-700 aircraft and three 737-800 aircraft to be delivered between 2007 and 2009, for terms ranging between eight and 10 years, in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table and US dollar equivalent in the table on the following page.

5. **Commitments and contingencies (continued):**

b) Leasehold commitments (continued):

The Corporation has certain operating leases primarily related to aircraft that are denominated in US dollars. The US dollar amounts of these operating leases, which have been included at their Canadian dollar equivalent on the previous page, are as follows:

| | |
|---|---|
| 2007 | $ 58,918 |
| 2008 | 93,350 |
| 2009 | 116,168 |
| 2010 | 129,069 |
| 2011 | 128,978 |
| 2012 and thereafter | 564,057 |
| | $ 1,090,540 |

c) Contingencies:

A Statement of Claim was filed by Jetsgo Corporation (Jetsgo) in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the Defendants). The principal allegations were that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo. Jetsgo was seeking damages in an unspecified amount to be determined prior to trial plus $50 million for spoliation, punitive and exemplary damages. Jetsgo provided no details or evidence to substantiate its claim. On May 13, 2005, Jetsgo sought bankruptcy protection. Based on an Order of the Ontario Supreme Court of Justice dated April 25, 2007, this action has been formally dismissed.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these and any outstanding matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

6. Share capital:

a) Issued and outstanding:

| | Three Months Ended March 31, 2007 | | Twelve Months Ended December 31, 2006 | | Three Months Ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number | Amount | Number | Amount | Number | Amount |
| Common and variable voting shares: | | | | | | |
| Balance, beginning of period | 129,648,688 | $ 431,248 | 129,575,099 | $ 429,613 | 129,575,099 | $ 429,613 |
| Exercise of options (cash and cashless) | 253,634 | 124 | 73,589 | — | 3,206 | — |
| Stock-based compensation on stock options exercised | — | 3,644 | — | 1,642 | — | 105 |
| Share issuance costs | — | — | — | (10) | — | — |
| Tax benefit of issue costs | — | — | — | 3 | — | — |
| Balance, end of period | 129,902,322 | $ 435,016 | 129,648,688 | $ 431,248 | 129,578,305 | $ 429,718 |

As at March 31, 2007, the number of common voting shares and variable voting shares amounted to 125,003,722 (December 31, 2006 – 124,495,951, March 31, 2006 – 120,116,434) and 4,898,600 (December 31, 2006 – 5,152,737, March 31, 2006 – 9,461,871) respectively.

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches contributions from each employee. Under the terms of the ESPP, the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. In 2006 and continuing through to March 31, 2007, the Corporation elected to purchase these shares through the open market. For the three months ended March 31, 2007, the Corporation's share of the contributions is recorded as compensation expense and amounted to $7,714,000 (2006 – $5,816,000).

On February 26, 2007, WestJet filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period from February 28, 2007, to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. As at March 31, 2007, the Corporation has not repurchased any shares pursuant to the bid.

6. **Share capital (continued):**

b) Stock option plans:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

| | Three Months Ended March 31, 2007 | | Twelve Months Ended December 31, 2006 | | Three Months Ended March 31, 2006 | |
|---|---|---|---|---|---|---|
| | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price | Number of options | Weighted average exercise price |
| Stock options outstanding, beginning of period | 15,046,201 | $ 13.21 | 11,428,718 | $ 13.94 | 11,428,718 | $ 13.94 |
| Issued | 10,959 | $ 15.28 | 5,980,660 | $ 11.82 | 17,574 | $ 12.23 |
| Exercised | (961,552) | $ 11.21 | (433,129) | $ 11.21 | (27,736) | $ 11.21 |
| Forfeited | (131,063) | $ 12.82 | (332,711) | $ 13.19 | (59,896) | $ 14.76 |
| Expired | — | $ — | (1,597,337) | $ 13.78 | (21,087) | $ 12.44 |
| Stock options outstanding, end of period | 13,964,545 | $ 13.35 | 15,046,201 | $ 13.21 | 11,337,573 | $ 13.94 |
| Exercisable, end of period | 3,884,684 | $ 14.23 | 4,846,236 | $ 13.63 | 3,955,357 | $ 12.25 |

Under the terms of the Corporation's stock option plans, a cashless settlement alternative is available whereby option holders can elect to receive a number of shares equivalent to the difference between the market value of the options and the exercise price. The result of the cashless settlement is that dilution is significantly reduced by reducing the number of shares that are issued under the stock option plans. For the three months ended March 31, 2007, option holders exercised 950,523 options (December 31, 2006 – 433,129, March 31, 2006 – 27,736) on a cashless settlement basis and received 242,605 shares (December 31, 2006 – 73,589, March 31, 2006 – 3,206).

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

| | Three Months Ended March 31 | |
|---|---|---|
| | 2007 | 2006 |
| Weighted average number of shares outstanding – basic | 129,783,267 | 129,577,263 |
| Effect of dilutive employee stock options | 597,646 | 132,697 |
| Weighted average number of shares outstanding – diluted | 130,380,913 | 129,709,960 |

WestJet Airlines Ltd.

For the periods ended March 31, 2007 and 2006 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands of Dollars, Except Share and Per Share Data)

6. **Share capital (continued):**

c) Per share amounts (continued):

For the three month period ended March 31, 2007, 3,274,549 options (2006 – 8,682,556) were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

d) Stock-based compensation:

As new options are granted, the fair value of these options is expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. Upon the exercise of stock options, consideration received, together with amounts previously recorded in contributed surplus, is recorded as an increase in share capital.

The fair market value of options granted during the three months ended March 31, 2007 and 2006 and the assumptions used in their determination are as follows:

| | Three Months Ended March 31 | |
|---|---|---|
| | 2007 | 2006 |
| Weighted average fair market value per option | $ 5.32 | $ 4.58 |
| Average risk-free interest rate | 4.00% | 3.86% |
| Average volatility | 39% | 42% |
| Expected life (years) | 3.8 | 3.7 |
| Dividends per share | $ — | $ — |

Stock-based compensation expense included in flight operations and general and administration expenses totalled $5,450,000 for the three months ended March 31, 2007 (2006 – $4,683,000).

7. **Employee profit share provision:**

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. **Comparative figures:**

Certain prior-period balances have been reclassified to conform to current period's presentation.

# EXECUTIVES

**CLIVE BEDDOE**
Executive Chairman and CEO

**SEAN DURFY**
President

**VITO CULMONE**
Executive Vice-President Finance
and Chief Financial Officer

**DON BELL**
Executive Vice-President,
Culture

**FRED RING**
Executive Vice-President,
Corporate Projects

**BOB CUMMINGS**
Executive Vice-President,
Guest Experience and Marketing

**DR. HUGH DUNLEAVY**
Executive Vice-President,
Commercial Distribution

**KEN MCKENZIE**
Executive Vice-President,
Operations

# BOARD OF DIRECTORS

**CLIVE BEDDOE**
Executive Chairman and CEO
WestJet Airlines Ltd.

**JAMES HOMENIUK**
Aircraft Maintenance Engineer
P.A.C.T. Representative
WestJet

**RONALD GREENE**
Lead Director
President and CEO
Tortuga Investment Corp.

**ARTHUR SCACE**
Non-Executive Chairman
The Bank of Nova Scotia

**MURPH HANNON**
President
Murcon Development Ltd.

**HUGH BOLTON**
Non-Executive Chairman
EPCOR Utilities Inc.
Lead Director
Matrikon Inc.

**WILMOT MATTHEWS**
President
Marjad Inc.

**ALLAN JACKSON**
President and CEO
Arci Ltd.
President and CEO
Jackson Enterprises Inc.

**LARRY POLLOCK**
President and CEO
Canadian Western Bank
and Canadian Western Trust

**BRETT GODFREY**
CEO
Virgin Blue Airlines

**Transfer Agent and Registrar:**
CIBC Mellon Trust Company
**Toll Free Phone Number:**
North America: 1-800-387-0825
Outside North America: (416) 643-5500
**Website:** www.cibcmellon.com

**Auditors:**
KPMG LLP, Calgary, AB

**Legal Counsel:**
Burnet, Duckworth and Palmer LLP, Calgary, AB

**Stock Exchange Listing:**
Shares in WestJet stock are publicly traded on the Toronto Stock Exchange under the symbols WJA and WJA.A.

**Investor Relations Contact Information:**
**Phone:** 1-877-493-7853 or (403) 444-2252 in Calgary
**E-mail:** investor_relations@westjet.com

**WestJet Office:**
5055 11th St. NE
Calgary, AB T2E 8N4
**Phone:** (403) 444-2600
**Fax:** (403) 444-2301



82-34992

Every quarter we work diligently to deliver profitable and consistent results; more importantly we have fun doing so.



**COLLEEN COLLINGWOOD** Accounts Payable Coordinator | **KAREN ENG** Manager, Corporate Accounting

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

**FORWARD-LOOKING INFORMATION** Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate," "believe," "estimate," "intend," "expect," "may," "will," "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com. To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including available seat mile (ASM), cost per available seat mile (CASM) defined as operating expenses divided by available seat miles, revenue per available seat mile (RASM) defined as total revenue divided by available seat miles, revenue per revenue passenger mile (yield) defined as total revenue divided by revenue passenger miles, operating revenues defined as the total of guest revenues, charter and other revenues and interest income, operating margin defined as earnings from operations divided by total revenues, and load factor defined as revenue passenger miles divided by available seat miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

## Quarterly Unaudited Financial Information (IN MILLIONS EXCEPT PER SHARE DATA)

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31, 2007 | Dec. 31, 2006 | Sept. 30, 2006 | Jun. 30, 2006 |
| Total revenues | $ 479 | $ 459 | $ 502 | $ 424 |
| Net earnings | $ 30 | $ 27 | $ 53 | $ 22 |
| Basic earnings per share | $ 0.23 | $ 0.21 | $ 0.41 | $ 0.17 |
| Diluted earnings per share | $ 0.23 | $ 0.21 | $ 0.41 | $ 0.17 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | Mar. 31, 2006 | Dec. 31, 2005 | Sept. 30, 2005 | June 30, 2005 |
| Total revenues | $ 387 | $ 368 | $ 406 | $ 325 |
| Net earnings | $ 13 | $ 1 | $ 30 | $ 2 |
| Basic earnings per share | $ 0.10 | $ 0.01 | $ 0.24 | $ 0.02 |
| Diluted earnings per share | $ 0.10 | $ 0.01 | $ 0.23 | $ 0.02 |

## HIGHLIGHTS

We are pleased to report record first quarter net earnings of $29.9 million. This is a significant increase over 2006's first quarter net earnings of $12.9 million and represents an all-time high for the January to March period. The growth in our 2007 first quarter net earnings was driven by additional capacity, improved yield and record load factors, which in combination represents revenue per available seat mile (RASM) and continued cost control.

Revenue this quarter grew by 24% over the previous year's first quarter to $479.2 million. Operating margin in the first quarter of 2007 increased to 11.1%, compared to 6.8% in the same prior-year period.

With our significant capacity increase, we are pleased with our RASM increase of 4.2% to 13.9 cents from 13.3 cents in the same period in 2006. Our continued focus on sustainable cost management has produced favourable improvements as evidenced by a slight reduction in year-over-year first quarter unit costs of almost one per cent, including fuel, and has remained relatively flat at 9.1 cents, excluding fuel.

We began 2007 with a fleet of 63 Boeing Next-Generation aircraft with an average age of only 2.5 years. During the quarter, we received two new 737-700 aircraft under operating leases, ending the period with 65 aircraft. Our investment in new aircraft has allowed us to develop new routes, increase frequency on existing routes, provide an overall increase in passenger capacity, as well as improve the comfort of our guests onboard our flights. Our young fleet provides us with lower operating costs through increased fuel efficiencies.

## OPERATIONAL PERFORMANCE

| | Three Months Ended | | | % increase (decrease) | % increase (decrease) |
|---|---|---|---|---|---|
| | Mar. 31 2007 | Mar. 31 2006 | Dec. 31 2006 | over Mar. 31 2006 | over Dec. 31 2006 |
| Available seat miles | 3,449,047,814 | 2,897,107,881 | 3,314,759,901 | 19.1% | 4.1% |
| Revenue passenger miles | 2,797,170,289 | 2,300,447,475 | 2,503,375,293 | 21.6% | 11.7% |
| Load factor | 81.1% | 79.4% | 75.5% | 2.1% | 7.4% |
| Revenue per passenger mile (cents) | 17.1 | 16.8 | 18.3 | 1.9% | (6.4%) |
| Revenue per available seat mile (cents) | 13.9 | 13.3 | 13.8 | 4.2% | 0.5% |
| Cost per passenger mile (cents) | 15.2 | 15.7 | 16.5 | (2.9%) | (7.9%) |
| Cost per available seat mile (cents) | 12.3 | 12.4 | 12.5 | (0.8%) | (1.2%) |
| Fuel consumption (litres) | 172,158,303 | 142,291,618 | 165,605,465 | 21.0% | 4.0% |
| Fuel cost/litre (cents) | 64.0 | 67.1 | 64.2 | (4.6%) | (0.3%) |
| Segment guests | 3,040,589 | 2,621,192 | 2,889,435 | 16.0% | 5.2% |
| Average stage length | 858 | 831 | 827 | 3.2% | 3.7% |
| Number of full-time equivalent employees at quarter end | 5,134 | 4,376 | 4,974 | 17.3% | 3.2% |
| Fleet size at quarter end | 65 | 55 | 63 | 18.2% | 3.2% |
| Aircraft available for use | 65 | 55 | 63 | 18.2% | 3.2% |

Our capacity, measured in available seat miles, in the first quarter of 2007 increased by 19.1% over the first quarter of 2006. That added capacity was more than absorbed by the travelling public as demonstrated by an increase in our first quarter load factor from 79.4% in 2006 to 81.1% in 2007, which is our highest ever first quarter load factor. We continued to deliver a quality product at an affordable price, including added frequency, an improved schedule, the expanded choice of destinations and operational quality in terms of on-time performance.

We continued to successfully match capacity with demand in a particular season. Our highest level of domestic traffic occurs over the summer months. In the first quarter of 2007, when the harsh Canadian winter dampens domestic travel, we allocated 36% of our total first quarter capacity to our transborder, international and charter destinations, versus 22% allocated in the fourth quarter of 2006.

In comparison to the first quarter of 2006, we allocated an additional 7% of our available seat miles to our transborder, international and charter destinations. On an available seat mile basis, we grew our charter, transborder and international capacity by 44.7% during the first three months of 2007 compared to the same period in 2006. Our average stage length in the first quarter of 2007 grew to 858 miles as a result of the increase in flights to longer-haul transborder and international destinations.

The increase in load factor for this quarter, in combination with yield growth, demonstrates the success of our strategy of shifting capacity between our domestic and transborder operations during the appropriate periods. Since implementing this strategy, the impact on our financial results of changing seasonal demand for air travel has somewhat been alleviated when compared to our historical operating results.

## Charter and Scheduled Transborder ASMs as Percentage of Total ASMs



40%
35%
30%
25%
20%
15%
10%
5%
0%
Transborder
Charter
Jan. 06
Feb. 06
Mar. 06
Apr. 06
May 06
Jun. 06
Jul. 06
Aug. 06
Sep. 06
Oct. 06
Nov. 06
Dec. 06
Jan. 07
Feb. 07
Mar. 07
Apr. 07
May 07
Jun. 07
Jul. 07
Aug. 07
Sep. 07
Oct. 07
Forecast


## Quarterly RASM (CENTS PER ASM)



16
15
14
13
12
11
10
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007

## REVENUES

| Revenue per available seat mile (cents) | Three Months Ended Mar. 31 2007 | Mar. 31 2006 | Dec. 31 2006 | % change over Mar. 31 2006 | % change over Dec. 31 2006 |
|---|---|---|---|---|---|
| Guest revenues | 11.33 | 10.90 | 12.37 | 3.9% | (8.4%) |
| Charter and other | 2.44 | 2.36 | 1.33 | 3.4% | 83.5% |
| Interest income | 0.13 | 0.08 | 0.13 | 62.5% | — |
| | 13.90 | 13.34 | 13.83 | 4.2% | 0.5% |

Our disciplined approach to revenue management and economic strength were key contributors to our strong revenue performance this quarter. Total revenues, which include guest revenues, charter and other revenues and interest income, increased to $479.2 million in first quarter 2007, a 23.9% increase from $386.7 million in the same period in 2006. Our first quarter RASM grew 4.2% to 13.9 cents from 13.3 cents in the same period in 2006.

Guest revenues derived from our scheduled flight operations comprise 82% of our total revenues. Guest revenues in the first quarter of 2007 increased 23.7% to $390.7 million versus $315.8 million for the same period last year. The increase in guest revenue can be attributed to a 19% increase in capacity, stronger load factors and higher fares. RASM related to our scheduled services increased by 3.9% in the same comparative periods. Our strong revenue environment, driven by increased demand for air travel, has allowed us to implement rational increases to our fares during the quarter. During the current quarter, our average fare was $141 compared to $132 in the same prior-year quarter.

Our strategy to leverage our transborder destinations during periods of slower domestic travel has significantly contributed to our success this quarter. Compared to the same period one year ago, we have generated an increase in our total transborder revenues as a result of increased capacity, combined with modest fare increases on these routes. In addition, these routes represent a greater proportion of our total operations in the first quarter of 2007, compared to the same period in 2006, which has allowed us to earn fares that are comparably higher than fares charged on our domestic flights.

## COSTS

| Cost per available seat mile (cents) | Three Months Ended Mar. 31 2007 | Mar. 31 2006 | Dec. 31 2006 | % change over Mar. 31 2006 | % change over Dec. 31 2006 |
|---|---|---|---|---|---|
| Aircraft fuel | 3.20 | 3.30 | 3.21 | (3.0%) | (0.3%) |
| Airport operations | 2.21 | 2.15 | 2.07 | 2.8% | 6.8% |
| Flight operations and navigational charges | 1.82 | 1.69 | 1.88 | 7.7% | (3.2%) |
| Sales and marketing | 1.12 | 1.19 | 1.30 | (5.9%) | (13.8%) |
| Depreciation and amortization | 0.90 | 0.83 | 0.91 | 8.4% | (1.1%) |
| General and administration | 0.66 | 0.69 | 0.68 | (4.3%) | (2.9%) |
| Inflight | 0.56 | 0.50 | 0.56 | 12.0% | — |
| Aircraft leasing | 0.54 | 0.64 | 0.53 | (15.6%) | 1.9% |
| Interest expense | 0.54 | 0.53 | 0.58 | 1.9% | (6.9%) |
| Maintenance | 0.53 | 0.66 | 0.51 | (19.7%) | 3.9% |
| Guest services | 0.26 | 0.26 | 0.26 | — | — |
| | 12.34 | 12.44 | 12.49 | (0.8%) | (1.2%) |
| CASM, excluding fuel | 9.14 | 9.14 | 9.28 | — | (1.5%) |

The fundamentals of our business have remained strong. The success of our core strategies is evidenced this quarter by our ability to grow our network by 19% on an available seat mile basis, while at the same time, continuing to manage our costs.

Overall, our CASM, including fuel, has improved slightly by 0.8% in the first quarter of 2007 compared to the same quarter in 2006. Stage length adjusted, our first quarter CASM, including fuel, would have decreased by 1.9% over the same quarter in 2007 to 12.2 cents, and to 9.0 cents excluding fuel.

Generally, the efficiencies we realized throughout our operations, attributed to economies of scale from increased capacity and longer stage length, were slightly offset by higher airport rates and fees from our increased transborder flights. Increases in these rates and fees, and increased costs from higher compensation paid to our pilots under our new pilot agreement approved in 2006, also contributed to increases in our costs this quarter, as will be further discussed.

## FUEL

Although the cost of jet fuel remained at elevated levels, we experienced slightly lower jet fuel prices during the quarter than we realized in recent years. During this quarter, our fuel cost per ASM decreased by 3.0% over the same period in 2006. This was driven primarily by a 4.6% decrease in the price of jet fuel per litre. The benefit we realized from the decrease in fuel prices was slightly offset by the increase in fuel burn from higher load factors.

To mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. In the first quarter of 2006, we recognized a net loss of $2.2 million in aircraft fuel resulting from hedging transactions. As at March 31, 2007, we had no outstanding hedge contracts.

## AIRPORT OPERATIONS

Airport operations CASM increased by 2.8% during the first three months of 2007 to 2.21 cents from 2.15 cents in the comparative prior-year period. Our airport costs are primarily driven by the destinations we operate to during that particular period, the size of the aircraft we operate and rates and fee increases determined by airport authorities.

Aligned with our seasonal capacity deployment strategy, we operated 46.8% more flights to transborder destinations in the first quarter of 2007 compared to the first quarter of 2006. While we have benefited from the success of our sunny transborder destinations, these routes incur higher airport costs in relation to our domestic airport operations as a result of higher rates and fees charged in Canada related to transborder operations. This has resulted in an increase in our unit costs in this area of operations.

Our Canadian operations are susceptible to bad weather conditions in the winter, causing increased costs associated with de-icing aircraft, cancelled flights and accommodating displaced guests. During the first quarter of 2007, we incurred higher costs associated with these activities due to the harsher winter we experienced thus far in the year compared to the previous year.

## FLIGHT OPERATIONS AND NAVIGATIONAL CHARGES

Flight operations and navigational charges, per ASM, increased by 7.7% during the first quarter of 2007 compared to the same period in the prior year. Flight operations expense includes pilot salaries, benefits and stock-based compensation expense. Under the pilot agreement approved in 2006, pilots can opt to receive various levels of cash in lieu of options as part of their compensation arrangement.



**LINDA PETERS** Sales Super Agent | **CHRISTINE BUDD** Sales Super Agent

The fundamentals of our business have remained strong. The success of our core strategies is evidenced this quarter by our ability to grow our network by 19% on an available seat mile basis, while at the same time, continuing to manage our costs.



**CHRIS QUINN**
Simulator Technician

Our financial strength continued to be reflected in our strong balance sheet and operating cash flow at the end of this quarter.

During the first year of this new agreement, we incurred both a cash expense, for the portion elected in cash under the terms of the new agreement, and stock-based compensation expense related to the options that were granted to all pilots in May of 2006 under the terms of the old pilot agreement. Consequently, in addition to stock-based compensation expense during the quarter, we paid cash compensation of $3.7 million to pilots who elected to take a certain level of cash in lieu of options as part of their compensation. Starting in May 2007, we expect to see a decline in stock-based compensation expense from prior years related to our pilots who elected to receive more cash rather than options in May 2007, as we will not be incurring the additional stock-based compensation expense related to those pilots.

Offsetting the increase in pilot compensation expense in the quarter, our air navigational charges per available seat mile declined compared to the first quarter in 2006. This decrease was driven by the 1.8% decrease in rates charged by NAV Canada and the decrease in the billable distance to which navigational fees apply due to our increased trans-border operations.

## DEPRECIATION AND AMORTIZATION

Depreciation and amortization unit costs increased during the quarter by 8.4% compared to the same quarter last year. As a result of one-time adjustments recorded in the first quarter of 2006 related to the purchase and sale of three leased 737-200 aircraft, our quarterly CASM last year was reduced. The disposition of these aircraft marked our final transition to a renewed all Next-Generation fleet.

## AIRCRAFT LEASING

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet. With the addition of these aircraft, we now lease a total

of 20 Next-Generation aircraft, representing 31% of our total fleet, and are scheduled to add one more leased aircraft to our fleet in November 2007.

Aircraft leasing costs per ASM decreased by 15.6% primarily as a result of the dilution of these costs over a greater number of seat miles from the growth in our operating capacity.

## MAINTENANCE

Maintenance CASM during the first quarter of 2007 decreased 19.7% compared to the same quarter in 2006. In the first quarter of 2006, we incurred incremental maintenance costs associated with the purchase and sale of three leased 737-200 aircraft.

Because the average age of our fleet is 2.7 years, all of our aircraft require less maintenance now than they will in the future. As our fleet ages, our maintenance costs will increase on a per seat mile basis and as a percentage of our total operating costs.

## RESERVATION SYSTEM

In January 2007, we entered into an agreement with a service provider to suspend the current aiRES contract in order to negotiate an amendment to this contract for the successful delivery of their aiRES reservation system. If the negotiation is unsuccessful, the parties will each be in a position to proceed with claims against each other. As at March 31, 2007, we had $31.8 million capitalized, related solely to the aiRES project. If WestJet and the service provider cannot come to an agreement by July 31, 2007, there is the potential for a one-time write-off of this amount.

On December 22, 2006, we entered into a support agreement with the provider of our current reservation system, effective through December 2008. This support agreement will provide us with a supported, upgraded version of our current Open Skies reservation and distribution system. Further, it will provide us with the functionality required to deliver our growth strategy and business plans during the interim period while we seek to amend our aiRES contract with the service provider.

While we are committed to completing the aiRES project, uncertainty does remain, the outcome of which may impact the future recoverability of the project and may have a significant impact on the financial statements of future periods.

## FINANCIAL POSITION

Our financial strength continued to be reflected in our strong balance sheet and operating cash flow at the end of this quarter. At March 31, 2007, our total cash and cash equivalents grew to $469.0 million and we achieved a working capital ratio of 1 to 1.

Traditionally, we have financed our aircraft through either secured debt or lease financing. Our debt-to-equity ratio, which includes $491.8 million of off-balance-sheet financing related to the present value of our remaining operating lease obligations, was 2.4 to 1 at the end of the quarter, compared to 2.5 to 1 at the end of the same quarter one year ago. Our debt-to-equity ratio at the end of the first quarter of 2007 was impacted by an adjustment to our opening retained earnings during the period as a result of the adoption of a new CICA Handbook section. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously included in other assets.

### Operating cash flow

We have been able to generate sufficient funds from operations necessary to meet our working capital requirements. Operating cash flow for the first quarter of 2007 rose to $144.3 million,

compared to $83.3 million in the same period in 2006, primarily as a result of higher earnings that were driven by a strong operating environment and the growth of our business.

## Financing cash flow

During the quarter, we incurred a cash outflow of $51.9 million compared to a $104.5 million cash inflow in the same 2006 period. In the first quarter of 2007, we repaid $43.1 million of long-term debt primarily related to our aircraft. In the previous year's first quarter, we received $138.9 million to finance the purchase of three 737-600s and one 737-700 aircraft, and repaid $28.5 million of long-term debt at the same time.

Since year-end 2006, we also paid cash of $8.6 million for deposits on future leased aircraft. During the quarter, we accepted two aircraft under operating leases and finalized leasing terms for two additional Boeing Next-Generation 737 aircraft to be delivered in 2009. At March 31, 2007, we had commitments to take delivery of an additional 20 Next-Generation aircraft through the remainder of 2007 to 2009. In the remainder of 2007, we will receive four 737-700s and one 737-800. In 2008, we will receive five 737-700s and one 737-800. In 2009, we will take delivery of seven 737-700s and two 737-800s.

In addition to lease financing, we also capitalize on opportunities to acquire aircraft under favourable debt arrangements supported by Ex-Im Bank guarantees. We are currently in the process of converting our Preliminary Commitment to a Final Commitment with Ex-Im Bank to cover an additional seven aircraft to be delivered between 2007 and 2008.

## Investing cash flow

In the first quarter of 2007, we paid an additional $10.4 million towards future owned aircraft deliveries. At the end of the quarter, we had $46.7 million on deposit with Boeing, for use towards future owned aircraft deliveries. During the quarter, we also received proceeds of $13.7 million on the sale of two engines early in the year that were considered to be in excess of our requirements.

As at April 26, 2007, we had 129,853,483 shares outstanding, comprised of 125,353,856 common voting shares and 4,499,627 variable voting shares, and 13,333,401 stock options outstanding.

# ACCOUNTING POLICIES

On January 1, 2007, we adopted the new Canadian accounting standards for Financial Instruments – Disclosure and Presentation, Financial Instruments – Recognition and Measurement, hedging and comprehensive income. Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on financial instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification as follows: held-for-trading financial assets are measured at fair value, and changes in fair value are recognized in net

earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, we designated our cash and cash equivalents, including US dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, we have selected a policy of immediately expensing transaction costs incurred, related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior-period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income. As of March 31, 2007, we did not have any outstanding derivative instruments.

Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Additional disclosure requirements for financial instruments have been approved by the Canadian Institute of Chartered Accountants and will be required disclosure beginning January 1, 2008.

## OUTLOOK

Based on our financial strength, competitive position and the current economic environment, our current 2007 outlook is favourable. The second quarter marks a period of seasonal capacity shifting as we transition our fleet from our winter charter and sun destinations back to our Canadian domestic operations in anticipation of the busy summer period. We are shifting 17% of our capacity to domestic operations in the second quarter of 2007 as compared to the first quarter of 2007. With planned capacity growth of 14% domestically and 16% overall in the second quarter of 2007 versus the second quarter of 2006, we expect some pressure to be placed on our yield in our second quarter comparable to what we experienced during the same time last year.

April 30, 2007

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